

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2013

Via E-mail
Stephen J. Schrader, Esq.
Baker & McKenzie LLP
Two Embarcadero Center, 11th Floor
San Francisco, CA 94111

> **Re:** **PLX Technology, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 5, 2013**
> **File No. 0-25699**

Dear Mr. Schrader:

We have reviewed your filing and have the following comment.

Revised Preliminary Proxy Statement

1. We note that Potomac Capital is seeking to elect five directors, which would constitute a majority of the board. If applicable, please revise to describe any financial consequences to the company, including whether the election of all five of Potomac Capital's nominees would trigger any change of control provisions in any material agreements.

Please contact me at (202) 551-3411 with any questions you may have.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions

cc: Keith F. Gottfried, Esq.
Alston & Bird LLP